

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 4, 2021

Diane Thompson
Executive Vice President and General Counsel
Zovio Inc.
1811 E. Northrop Blvd
Chandler, AZ 85286

> **Re: Zovio Inc.**
> **Form 8-K**
> **Exhibit No. 10.1**
> **Filed December 1, 2020**
> **File No. 001-34272**

Dear Ms. Thompson:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance